UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SITIO ROYALTIES CORP.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

82983N108

(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82983N108	SCHEDULE 13D	Page 2 of 36

1	NAME OF REPORTING PERSON SOURCE ENERGY PERMIAN II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,610 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,610 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,610 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.007% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 5,610 shares of Class C common stock, par value $0.0001 per share of Sitio Royalties Corp. (the “Issuer” and such stock, the “Class C Common Stock”).
(2)	Consists of shares of Class C Common Stock of the Issuer, which together with common units representing limited partnership interests of Sitio Royalties Operating Partnership, LP (“Opco LP”, and such units, the “Sitio Opco Partnership Units”), may together be redeemed for shares of Class A Common Stock of the Issuer, on a one-for-one basis pursuant to the Issuer’s organizational documents and the Second Amendment to the Second Amended and Restated Agreement of Limited Partnership of the Sitio Opco (“Sitio Opco LPA Amendment”).
(3)	Percentage ownership calculated based on the sum of (i) 80,183,812 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock” and, together with Class C Common Stock, “Common Stock”) of the Issuer outstanding as of March 24, 2023, as reported in the Issuer’s Form 8-K filed with the SEC on May 18, 2023, and (ii) the 2,508,490 shares of Class A Common Stock issuable upon redemption of the Sitio Opco Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule13d-3(d)(3)(1)(i) under the Act.

CUSIP No. 82983N108	SCHEDULE 13D	Page 3 of 36

1	NAME OF REPORTING PERSON Source Energy Royalties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,502,880 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,502,880 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,502,880 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.03%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 2,502,880 shares of Class C Common Stock of the Issuer.
(2)	Consists of shares of Class C Common Stock of the Issuer, which together with the Sitio Opco Partnership Units of Opco LP, may together be redeemed for shares of Class A Common Stock of the Issuer, on a one-for-one basis pursuant to the Issuer’s organizational documents and the Sitio Opco LPA Amendment.

CUSIP No. 82983N108	SCHEDULE 13D	Page 4 of 36

1	NAME OF REPORTING PERSON Sierra Energy Intermediate, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,508,490 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,508,490 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,490 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.03%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as sole member of Source Energy Permian II, LLC and sole member of Sierra Energy Royalties, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 5 of 36

1	NAME OF REPORTING PERSON Sierra Energy Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,508,490 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,508,490 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,490 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.03%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as sole member of Sierra Energy Intermediate, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 6 of 36

1	NAME OF REPORTING PERSON Opps XI PVDC PT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,508,490 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,508,490 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,490 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.03%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as majority equity holder of Sierra Energy Holdings, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 7 of 36

1	NAME OF REPORTING PERSON Oaktree Fund AIF Series (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,508,490 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,508,490 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,490 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.03%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as general partner of Opps XI PVDC PT, L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 8 of 36

1	NAME OF REPORTING PERSON Oaktree AIF (Cayman) GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,508,490 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,508,490 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,490 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.03%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as general partner of Oaktree Fund AIF Series (Cayman), L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 9 of 36

1	NAME OF REPORTING PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,431 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,431 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents deferred share units (“DSUs”) granted to OCM FIE, LLC (“FIE”) to the Sitio Royalties Corp. Long Term Incentive Plan (the "LTIP"). Each DSU represents a contingent right to receive one share of Class A Common Stock (as defined below). The DSUs will vest in four equal quarterly installments over the one-year period following June 7, 2022, subject to the Reporting Person's continuous service through each such date. Following vesting, the shares of Class A Common Stock underlying the DSUs will be delivered to the reporting person as soon as administratively practicable following the date that the Reporting Person's service relationship with the issuer is terminated for any reason. Pursuant to the policies of Oaktree Capital Management L.P. (“OCM LP”), directors of the Issuer who are affiliated with OCM LP hold these securities for the benefit of FIE. OCM LP is the managing member of FIE.

(2)	Percentage ownership calculated based on 80,183,812 shares of Class A Common Stock outstanding as of March 24, 2023, as reported in the Issuer's Form 8-K filed with the SEC on May 18, 2023.

CUSIP No. 82983N108	SCHEDULE 13D	Page 10 of 36

1	NAME OF REPORTING PERSON Oaktree Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,518,921 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,518,921 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,518,921 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as director of Oaktree AIF (Cayman) GP Ltd.

CUSIP No. 82983N108	SCHEDULE 13D	Page 11 of 36

1	NAME OF REPORTING PERSON Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,518,921 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,518,921 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,518,921 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 12 of 36

1	NAME OF REPORTING PERSON Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,518,921 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,518,921 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,518,921 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 13 of 36

1	NAME OF REPORTING PERSON Source Energy Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 12,935,120 shares of Common Stock of the Issuer.
(2)

Consists of shares of Class C Common Stock of the Issuer, which together with the Sitio Opco Partnership Units of Opco LP, may together be redeemed for shares of Class A Common Stock of the Issuer, on a one-for-one basis pursuant to the Issuer’s organizational documents and the Sitio Opco LPA Amendment.

(3)

Percentage ownership calculated based on the sum of (i) 80,183,812 shares of Class A Common Stock outstanding as of March 24, 2023, as reported in the Issuer’s Form 8-K filed with the SEC on May 18, 2023, and (ii) the 12,935,120 shares of Class A Common Stock issuable upon redemption of the Sitio Opco Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule13d-3(d)(3)(1)(i) under the Act.

CUSIP No. 82983N108	SCHEDULE 13D	Page 14 of 36

1	NAME OF REPORTING PERSON OCM Source Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Series A Units of Source Energy Partners, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 15 of 36

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of OCM Source Holdings, L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 16 of 36

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 17 of 36

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 18 of 36

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 19 of 36

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 20 of 36

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 21 of 36

1	NAME OF REPORTING PERSON Brookfield Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,945,551 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,945,551 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,945,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class A units of Oaktree Capital Group, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 22 of 36

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,945,551 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,945,551 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,945,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation (f/k/a Brookfield Asset Management Inc.).

CUSIP No. 82983N108	SCHEDULE 13D	Page 23 of 36

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,454,041 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,454,041 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,454,041 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.69%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class B units of Oaktree Capital Group, LLC and the indirect owner of the Class B units of Atlas OCM Holdings, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 24 of 36

1	NAME OF REPORTING PERSON Brookfield Asset Management ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,454,041 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,454,041 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,454,041 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.69%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class A units of Atlas OCM Holdings, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 25 of 36

Item 1.	Security and Issuer.

This amendment to Schedule 13D (this “Schedule 13D”) to the Schedule 13D filed on March 13, 2023 (the “Original Schedule 13D”), relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Sitio Royalties Corp., a Delaware corporation (the “Issuer”). According to the Issuer, the address of its principal executive office is 1401 Lawrence Street, Suite 1750, Denver, CO 80202.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1.	Source Energy Permian II, LLC, a Delaware limited liability company (“Source”), in its capacity as the direct owner of 5,610 shares of Class C Common Stock;
2.	Sierra Energy Royalties, LLC, a Delaware limited liability company (“Sierra”), in its capacity as the direct owner of 2,502,880 shares of Class C Common Stock;
3.	Sierra Energy Intermediate, LLC, a Delaware limited liability company (“Sierra Intermediate”), in its capacity as the sole member of Source and the sole member of Sierra;
4.	Sierra Energy Holdings, LLC, a Delaware limited liability company (“Sierra Holdings”), in its capacity as the sole member of Sierra Intermediate;
5.	Opps XI PVDC PT, L.P., a Delaware limited partnership (“Opps XI”), in its capacity as majority equity holder of Sierra Holdings;
6.	Oaktree Fund AIF Series (Cayman), L.P., a Cayman Islands limited partnership (“Oaktree Fund AIF Series”), in its capacity as general partner of Opps XI;
7.	Oaktree AIF (Cayman) GP Ltd., a Cayman Islands limited partnership (“Oaktree AIF GP”), in its capacity as general partner of Oaktree Fund AIF Series;
8.	OCM FIE, LLC, a Delaware limited liability company (“FIE”), in its capacity as the direct owner of 10,431 shares of Common Stock;
9.	Oaktree Capital Management L.P., a Delaware limited partnership (“OCMP LP”), in its capacity as the director of Oaktree AIF GP and the managing member of FIE;
10.	Oaktree Capital Management GP, LLC (“Management GP”), a Delaware limited liability company, in its capacity as the general partner of OCMP LP;
11.	Atlas OCM Holdings, LLC (“Atlas OCM”), in its capacity as sole managing member of Management GP;
12.	Source Energy Partners, LLC, a Delaware limited liability company (“Source Energy”), in its capacity as the direct owner of 12,935,120 shares of Common Stock;
13.	OCM Source Holdings, L.P., a Delaware limited partnership (“OCM Source”), in its capacity as the sole owner of Series A Units of Source Energy;
14.	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of OCM Source, in its capacity as such;
15.	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds; in its capacity as the managing member of Fund GP;
16.	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;
17.	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;
18.	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;
19.	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;
20.	Brookfield Corporation (f/k/a Brookfield Asset Management Inc.), an Ontario corporation (“Brookfield”), in its capacity as the indirect owner of the class A units of OCG, in its capacity as such; and
21.	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield.
22.	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG and the class B units of Atlas OCM, in its capacity as such;
23.	Brookfield Asset Management ULC, a British Columbia corporation (“Brookfield ULC”), in its capacity as the indirect owner of class A units of Atlas OCM, in its capacity as such;

CUSIP No. 82983N108	SCHEDULE 13D	Page 26 of 36

The principal business address of each of the Reporting Persons and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d) – (e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On December 9, 2022, Brookfield Corporation (f/k/a Brookfield Asset Management Inc.) (“Brookfield”) completed a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to which, among other things, Brookfield’s historical asset management business was transferred to Brookfield Asset Management ULC (“Brookfield ULC”). Following the Brookfield Arrangement, Brookfield ULC is deemed a beneficial owner of the shares directly or indirectly held by Atlas OCM Holdings, and accordingly, has been added as a reporting person in this Schedule 13D. Schedule A hereto sets forth the directors and officers of Brookfield ULC as of the date hereof. Brookfield is deemed a beneficial owner of the reported shares directly or indirectly held by OCG and Holdings, and as a result of its 75% interest in Brookfield ULC, Brookfield is also deemed a beneficial owner of the reported shares beneficially owned by Brookfield ULC. Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 from the Original Schedule 13D are incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The response to Item 4 from the Original Schedule 13D and Item 3 to this Schedule 13D are incorporated by reference herein.

On June 14, 2023, the Issuer and Sitio Royalties Operating Partnership, LP (“Opco LP”) issued 2,508,490 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C Common Stock”) and 2,508,490 common units representing limited partner interests in Opco LP (the “Opco LP Units”), in exchange for certain mineral and royalty interests (the “Acquisition”).

The issuance of the Opco LP Units and shares of Class C Common Stock were made in reliance on the exemption from registration requirements under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof.

Pursuant to the Second Amended and Restated Agreement of Limited Partnership of Opco LP, dated as of June 7, 2022,amended as of December 28, 2022 and again amended as of June 14, 2023 (as amended, the “Opco LPA”), the Opco LP Units are redeemable on a one-for-one basis for shares of the Issuer's Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) at the option of the holder, subject to the terms of the Opco LPA. Upon the redemption by any holder of Opco LP Units for shares of Class A Common Stock, a corresponding number of shares of Class C Common Stock held by such holder will be canceled.

Contribution Agreement

On June 14, 2023 (the “Closing Date”), Sierra Energy Royalties, LLC, a Delaware limited liability company (“Sierra”), Source Energy Permian II, LLC, a Delaware limited liability company (“Source” and, together with Sierra, “Contributors”, and each individually a “Contributor”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Acquirer”), and the Issuer entered into a Contribution Agreement (the “Contribution Agreement”). Pursuant to the Contribution Agreement, on the Closing Date, the Contributors contributed certain assets to Sitio Permian, LLC, a Delaware limited liability company and wholly owned subsidiary of Acquirer, and in exchange therefor (i) the Issuer issued to Sierra 2,502,880 shares of Class C Common Stock of the Issuer, (ii) the Issuer issued to Source 5,610 shares of Class C Common Stock, (iii) Acquirer issued to Sierra 2,502,880 Opco LP Units and (iv) Acquiror issued to Source 5,610 Opco LP Units.

CUSIP No. 82983N108	SCHEDULE 13D	Page 27 of 36

Registration Rights Agreement

In connection with the closing of the Acquisition, the Issuer entered into a customary registration rights agreement, pursuant to which the Issuer agreed to file within 60 days after the closing date and use commercially reasonable efforts to cause to become effective a registration statement or a post-effective amendment or prospectus supplement pursuant to a registration statement, as applicable, under the Securities Act, to permit the resale of the Class A Common Stock, into which the Opco LP Units and a corresponding number of shares of Class C Common Stock are redeemable.

Second Amendment to the Second Amended and Restated Agreement of Limited Partnership of Opco LP

In connection with the closing of the Acquisition, Sitio Royalties GP, LLC, a Delaware limited liability company and wholly owned subsidiary of STR Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, entered into an amendment (the “Opco LPA Amendment”) to the Opco LPA, dated as of June 14, 2023, as the sole general partner of Opco LP.

The Opco LPA, after giving effect to the Opco LPA Amendment, provides, among other things, that on Opco LP will be entitled to issue Opco LP Units to persons for consideration and on the terms and conditions as determined by the general partner in its sole discretion.

The foregoing descriptions of the Contribution Agreement, Registration Rights Agreement and Second Amendment to the Second Amended and Restated Agreement of Limited Partnership of Opco LP do not purport to be complete and are qualified in their entirety by reference to the full text of such respective agreement filed as an exhibit to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 82983N108	SCHEDULE 13D	Page 28 of 36

Item 5.	Interests in Securities of the Issuer.

(a) and (b).

The percentages used in this Schedule 13D are calculated based on (i) 80,183,812 shares of Class A Common Stock outstanding as of March 24, 2023, as reported in the Issuer’s Form 8-K filed with the SEC on May 18, 2023, and (ii) the 2,508,490 shares of Class A Common Stock issuable upon redemption of the Sitio Opco Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

Source directly holds 5,610 shares of Class C Common Stock and has the sole power to vote and dispose of such shares of Common Stock.

Sierra directly holds 2,502,880 shares of Class C Common Stock and has the sole power to vote and dispose of such shares of Common Stock.

Sierra Intermediate, in its capacity as the sole member of Source and the sole member of Sierra, has the ability to direct the management of Source’s and Sierra’s business, including the power to direct the decisions of Source and Sierra regarding the vote and disposition of securities held by Source and Sierra; therefore Sierra Intermediate may be deemed to beneficially own the Common Stock held by Source and Sierra;

Sierra Holdings, in its capacity as the sole member of Sierra Intermediate, has the ability to direct the management of Sierra Intermediate’s business, including the power to direct the decisions of Sierra Intermediate regarding the vote and disposition of securities held by Sierra Intermediate; therefore Sierra Holdings may be deemed to beneficially own the Common Stock held by Sierra Intermediate;

Opps XI, in its capacity as the majority equity holder of Sierra Holdings, has the ability to direct the management of Sierra Holding’s business, including the power to direct the decisions of Sierra Holding regarding the vote and disposition of securities held by Sierra Holding; therefore Opps XI may be deemed to beneficially own the Common Stock held by Sierra Holding;

Oaktree Fund AIF Series, in its capacity as the general partner of Opps XI, has the ability to direct the management of Opps XI’s business, including the power to direct the decisions of Opps XI regarding the vote and disposition of securities held by Opps XI; therefore Oaktree Fund AIF Series may be deemed to beneficially own the Common Stock held by Opps XI;

Oaktree AIF GP, in its capacity as the general partner of Oaktree Fund AIF Series, has the ability to direct the management of Oaktree Fund AIF Series’s business, including the power to direct the decisions of Oaktree Fund AIF Series regarding the vote and disposition of securities held by Oaktree Fund AIF Series; therefore Oaktree AIF GP may be deemed to beneficially own the Common Stock held by Oaktree Fund AIF Series;

FIE directly holds 10,431 shares of Class A Common Stock and have the sole power to vote and dispose of such shares of Common Stock;

OCMP LP, in its capacity as the director Oaktree AIF GP, has the ability to direct the management of Oaktree AIF GP’s business, including the power to direct the decisions of Oaktree AIF GP regarding the vote and disposition of securities held by Oaktree AIF GP; therefore OCMP LP may be deemed to beneficially own the Common Stock held by Oaktree AIF GP;

OCMP LP, in its capacity as the managing member of FIE, has the ability to direct the management of FIE’s business, including the power to direct the decisions of FIE regarding the vote and disposition of securities held by FIE; therefore OCMP LP may be deemed to beneficially own the Common Stock held by FIE;

Management GP, in its capacity as the general partner of OCMP LP, has the ability to direct the management of OCMP LP’s business, including the power to direct the decisions of OCMP LP regarding the vote and disposition of securities held by OCMP LP;

Atlas OCM, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP’s business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by Management GP;

CUSIP No. 82983N108	SCHEDULE 13D	Page 29 of 36

Source Energy directly holds 12,935,120 shares of Common Stock and has the sole power to vote and dispose of such shares of Common Stock.

OCM Source, in its capacity as the sole owner of Series A Units of Source Energy, has the ability to direct the management of Source Energy’s business, including the power to vote and dispose of securities held by Source Energy; therefore OCM Source may be deemed to beneficially own the shares of Common Stock held by Source Energy.

Fund GP, in its capacity as the general partner of OCM Source, has the ability to direct the management of OCM Source’s business, including the power to vote and dispose of securities held by OCM Source; therefore Fund GP may be deemed to beneficially own the Common Stock by Source Energy.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Source Energy. Therefore, GP I may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Source Energy; therefore, Capital I may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Source Energy; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Source Energy; therefore, Holdings may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Source Energy; therefore, OCG may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

OCGH GP, in its capacity as the indirect owner of the class B units of Atlas OCM, has the ability to appoint and remove certain directors of Atlas OCM and, as such, may indirectly control the decisions of Atlas OCM regarding the vote and disposition of securities held by Source and Sierra; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Common Stock held by Source and Sierra.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Source Energy; therefore, OCG may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Brookfield ULC, in its capacity as the indirect owner of the Class A units held by Atlas OCM, has the ability to appoint and remove certain directors of Atlas OCM, and as such, may indirectly control the decisions of Atlas OCM regarding the vote and disposition of securities held by Atlas OCM; therefore Brookfield ULC may be deemed to have indirect beneficial ownership of the Common Stock held by Source and Sierra.

CUSIP No. 82983N108	SCHEDULE 13D	Page 30 of 36

Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Holdings. Brookfield ULC, in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, has the ability to appoint and remove certain directors of Atlas OCM Holdings and, as such, may indirectly control the decisions of Atlas OCM Holdings regarding the voting and disposition of securities beneficially owned by Atlas OCM Holdings. Therefore, Brookfield ULC may be deemed to have indirect beneficial ownership of the reported shares. In addition, as a result of ownership of 75% of the common shares of Brookfield ULC, Brookfield is also deemed a beneficial owner of the reported shares beneficially owned by Brookfield ULC. Brookfield is a party to a voting agreement, dated December 9, 2022, with Brookfield Asset Management Ltd. (which also owns 25% of the common shares of Brookfield ULC) (the “Manager”), pursuant to which the board of directors of Brookfield ULC is fixed at four directors and each of Brookfield and the Manager have the right to nominate one-half of such directors of Brookfield ULC and have agreed to vote their shares in favor of those four nominated directors.

Brookfield ULC, in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, has the ability to appoint and remove certain directors of Atlas OCM Holdings and, as such, may indirectly control the decisions of Atlas OCM Holdings regarding the voting and disposition of securities beneficially owned by Atlas OCM Holdings. Therefore, Brookfield ULC may be deemed to have indirect beneficial ownership of the reported shares. In addition, as a result of ownership of 75% of the common shares of Brookfield ULC, Brookfield is also deemed a beneficial owner of the reported shares beneficially owned by Brookfield ULC. Brookfield is a party to a voting agreement, dated December 9, 2022, with Brookfield Asset Management Ltd. (which also owns 25% of the common shares of Brookfield ULC) (the “Manager”), pursuant to which the board of directors of Brookfield ULC is fixed at four directors and each of Brookfield and the Manager have the right to nominate one-half of such directors of Brookfield ULC and have agreed to vote their shares in favor of those four nominated directors.

BAM Class B Partners Inc., as trustee of the BAM Trust, which is the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint one half of the board of directors of Brookfield and, as such may indirectly control the decisions of Brookfield regarding the voting and disposition of securities beneficially owned by Brookfield.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Source and Sierra, that it is the beneficial owner of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Source and Sierra.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons has effected any transactions related to the Common Stock during the past 60 days.

(d) and (e)

Not applicable.

CUSIP No. 82983N108	SCHEDULE 13D	Page 31 of 36

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Contribution Agreement, the Registration Rights Agreement and the Second Amendment to Second Amended and Restated Agreement of Limited Partnership. Copies of these agreements are attached as exhibits and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons (filed herewith).

Exhibit B	Contribution Agreement, dated as of June 14, 2023, by and among Sierra Energy Royalties, LLC, Source Energy Permian II, LLC, Sitio Royalties Operating Partnership, LP and Sitio Royalties Corp.

Exhibit C	Registration Rights Agreement, dated June 14, 2023, by and among Sitio Royalties Corp., Sierra Energy Royalties, LLC and Source Energy Permian II, LLC (incorporated by reference to Exhibit 4.1 of Sitio Royalties Corporation’s Current Report on Form 8-K12B filed with the SEC on June 15, 2023).

Exhibit D	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Sitio Royalties Operating Partnership, L.P., dated as of June 14, 2023 (incorporated by reference to Exhibit 10.1 of Sitio Royalties Corporation’s Current Report on Form 8-K12B filed with the SEC on June 15, 2023).

CUSIP No. 82983N108	SCHEDULE 13D	Page 32 of 36

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: June 23, 2023

SOURCE ENERGY PERMIAN II, LLC

By:	/s/ Luke Allen
Name: Luke Allen
Title: Chief Executive Officer

SIERRA ENERGY ROYALTIES, LLC

By:	/s/ Luke Allen
Name: Luke Allen
Title: Chief Executive Officer

SIERRA ENERGY INTERMEDIATE, LLC

By:	/s/ Luke Allen
Name: Luke Allen
Title: Chief Executive Officer

SIERRA ENERGY HOLDINGS, LLC

By:	/s/ Luke Allen
Name: Luke Allen
Title: Chief Executive Officer

OPPS XI PVDC PT, L.P.

By:	Oaktree Fund AIF Series (Cayman), L.P. — Series O
Its:	General Partner

By:	Oaktree AIF (Cayman) GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

By:	Oaktree Fund AIF Series (Cayman), L.P.—Series N & Series S
Its:	General Partner

By:	Oaktree Fund GP AIF, LLC
Its:	General Partner

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

CUSIP No. 82983N108	SCHEDULE 13D	Page 33 of 36

OAKTREE FUND AIF SERIES (CAYMAN), L.P.

By:	Oaktree AIF (Cayman) GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE AIF (CAYMAN) GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OCM FIE, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

CUSIP No. 82983N108	SCHEDULE 13D	Page 34 of 36

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

SOURCE ENERGY PARTNERS, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM SOURCE HOLDINGS, L.P.

By:	Oaktree Fund GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

CUSIP No. 82983N108	SCHEDULE 13D	Page 35 of 36

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

CUSIP No. 82983N108	SCHEDULE 13D	Page 36 of 36

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 23, 2023

SOURCE ENERGY PERMIAN II, LLC

By:	/s/ Luke Allen
Name: Luke Allen
Title: Chief Executive Officer

SIERRA ENERGY ROYALTIES, LLC

By:	/s/ Luke Allen
Name: Luke Allen
Title: Chief Executive Officer

SIERRA ENERGY INTERMEDIATE, LLC

By:	/s/ Luke Allen
Name: Luke Allen
Title: Chief Executive Officer

SIERRA ENERGY HOLDINGS, LLC

By:	/s/ Luke Allen
Name: Luke Allen
Title: Chief Executive Officer

OPPS XI PVDC PT, L.P.

By:	Oaktree Fund AIF Series (Cayman), L.P. — Series O
Its:	General Partner

By:	Oaktree AIF (Cayman) GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

By:	Oaktree Fund AIF Series (Cayman), L.P.—Series N & Series S
Its:	General Partner

By:	Oaktree Fund GP AIF, LLC
Its:	General Partner

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND AIF SERIES (CAYMAN), L.P.

By:	Oaktree AIF (Cayman) GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE AIF (CAYMAN) GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OCM FIE, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

SOURCE ENERGY PARTNERS, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM SOURCE HOLDINGS, L.P.

By:	Oaktree Fund GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Management GP, LLC

The sole managing member of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC.

Oaktree Capital Management L.P.

The general partner of Oaktree Capital Management L.P. is Oaktree Capital Management GP, LLC.

 Oaktree AIF (Cayman) GP Ltd.

The director of Oaktree AIF (Cayman) GP Ltd. is Oaktree Capital Management L.P.

 Oaktree Fund AIF Series (Cayman), L.P.

The general partner of Oaktree Fund AIF Series (Cayman), L.P. is Oaktree AIF (Cayman) GP Ltd.

 Opps XI PVDC PT, L.P.

The general partner of Opps XI PVDC PT, L.P. is Oaktree Fund AIF Series (Cayman), L.P.

 Sierra Energy Holdings, LLC

The majority equity holder of Sierra Energy Holdings, LLC is Sierra Energy Intermediate, LLC.

 Sierra Energy Intermediate, LLC

The members of Sierra Energy Intermediate, LLC are Source Energy Permian II, LLC and Sierra Energy Royalties, LLC.

Atlas OCM Holdings, LLC

The name and principal occupation of each of the directors and executive officers of Atlas OCM Holdings, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.
Justin B. Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Chief Administrative Officer and General Counsel for Brookfield Asset Management Ltd.
Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Chief Executive Officer of Brookfield Asset Management Ltd. and Brookfield Corporation .
Depelsha T. McGruder	Chief Operating Officer of the Ford Foundation.
Mansco Perry	Retired
Marna C. Whittington	Retired
Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.
Justin B. Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Chief Administrative Officer and General Counsel for Brookfield Asset Management Ltd.
Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Chief Executive Officer of Brookfield Asset Management Ltd. and Brookfield Corporation.
Depelsha T. McGruder	Chief Operating Officer of the Ford Foundation.
Mansco Perry	Retired
Marna C. Whittington	Retired
Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.
Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Brookfield Corporation

The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Corporation are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada
Jeffrey M. Blidner, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada
Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Bruce Flatt, Director and Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada
Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.
The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Lord Augustine Thomas O’Donnell, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Nicholas H. Goodman, Managing Partner, President and Chief Financial Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	President and Chief Financial Officer, Brookfield Corporation	United Kingdom

Brookfield Asset Management Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Mark Carney, Director and Head of Transition Investing	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Chair of the Board and Head of Transition Investing	Canada
Satish Rai, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Marcel R. Coutu, Lead Independent Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Olivia (Liv) Garfield, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive, Severn Trent PLC	United Kingdom
Nili Gilbert, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Vice-Chair, Carbon Direct LLC	U.S.A
Keith Johnson, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Senior Managing Director, Sequoia Heritage	U.S.A
Diana Noble, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Founder, Krikos Partners	United Kingdom
Bruce Flatt, Director, Chief Executive Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada
Brian W. Kingston, Director, Chief Executive Officer of Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chief Executive Officer of Real Estate	Canada
Cyrus Madon, Director, Chief Executive Officer of Private Equity	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer of Private Equity	Canada
Allison Kirkby, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Telia Company	United Kingdom
Samuel J. B. Pollock, Director, Chief Executive Officer of Infrastructure	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer of Infrastructure	Canada
Bahir Manios, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer	Canada
Connor D. Teskey, President and Chief Executive Officer of Renewable Power & Transition	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	President and Chief Executive Officer of Renewable Power & Transition	Canada
Craig W. A. Noble Chief Executive Officer of Alternative Investments	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer of Alternative Investments	Canada
Justin B. Beber Chief Administrative Officer and General Counsel	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Administrative Officer and General Counsel	Canada

BAM Partners Trust

The name, principal occupation, address and citizenship of each of the directors and executive officers of BAM Partners Trust are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair, Brookfield Partners Foundation	Canada
Bruce Flatt, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management Ltd. and Brookfield Corporation	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada
Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada